SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

ADAGIO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Ajay Royan

Mithril II LP

c/o Mithril Capital Management

600 Congress Avenue, Suite 3100

Austin, TX 78701

(512) 717-3770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II (as defined in Item 2(a) below). Mithril II UGP (as defined in Item 2(a) below) is the general partner of Mithril II GP (as defined in Item 2(a) below), which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer’s board of directors, is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering (as defined in Item 3 below)), as reported by the Issuer in its final prospectus dated August 5, 2021 and filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2021 pursuant to Rule 424(b)(4) (the “Prospectus”) under the U.S. Securities Act of 1933, as amended.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer’s board of directors, is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II UGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer’s board of directors, is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Ajay Royan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer’s board of directors, is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Peter Thiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer’s board of directors, is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Adagio Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 303 Wyman Street, Suite 300, Waltham, MA 02451.

Item 2.	Identity and Background.

(a) This Statement is being filed by Mithril II LP (“Mithril II”), Mithril II GP LP (“Mithril II GP”), Mithril II UGP LLC (“Mithril II UGP”, and together with Mithril II and Mithril II GP, the “Reporting Entities”) and Ajay Royan (“Royan”), a member of the Issuer’s board of directors (the “Board”) and Peter Thiel (“Thiel” and together with Royan, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons”. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address each Reporting Individual is c/o Mithril Capital Management LLC, 600 Congress Avenue, Suite 3100, Austin, TX 78701.

(c) Mithril II is a venture capital investment entity. Mithril II GP is the general partner of Mithril II. Mithril II UGP is the general partner of Mithril II GP. Each Reporting Individual is engaged through Mithril II in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are members of the investment committee of Mithril II GP and Royan is the sole managing member of Mithril II UGP.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons is, or during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mithril II UGP is a limited liability company organized under the laws of the State of Delaware. Mithril II and Mithril II GP are limited partnerships organized under the laws of the State of Delaware. Royan is a citizen of Canada. Thiel is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In July 2020, Mithril II purchased 1,250,000 shares of the Issuer’s Series A preferred stock for a purchase price of $8.00 per share and an aggregate purchase price of $10,000,000.

In October 2020, Mithril II purchased 176,304 shares of the Issuer’s Series B preferred stock for a purchase price of $56.72 per share and an aggregate purchase price of $9,999,963.

In April 2021, Mithril II purchased an aggregate of 422,612 shares of the Issuer’s Series C preferred stock for a purchase price of $78.08578 per share and an aggregate purchase price of $32,999,988.

On August 10, 2021, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), each share of the Issuer’s preferred stock automatically converted into 5 shares of the Issuer’s Common Stock for no consideration, which resulted in Mithril II holding 9,244,580 shares of Common Stock (the “Conversion”).

In addition, on August 10, 2021, in connection with the Offering, Mithril purchased an additional 1,997,000 shares of the Issuer’s Common Stock for a purchase price of $17.00 per share and an aggregate purchase price of $33,949,000 (the “Purchase”). Following the Conversion and the Purchase, Mithril II directly held an aggregate of 11,241,580 shares of Common Stock.

All shares of the capital stock of the Issuer purchased by Mithril II have been purchased using investment funds provided to Mithril II by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Royan is a member of the Board. In addition, Royan, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s non-employee director compensation policy, which became effective upon the effective date of the Registration Statement (as defined below).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of Mithril II, the general partner and limited partners of Mithril II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Series C preferred stock, Mithril II and certain of the Issuer’s other investors entered into a Second Amended and Restated Investors’ Rights Agreement, dated April 16, 2021, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333- 257975) declared effective by the Commission on August 5, 2021 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of Mithril II and Royan has entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by Mithril II for 180 days following the date of the final prospectus for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Royan. The indemnification agreement requires the Issuer, among other things, to indemnify Royan for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Royan in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Royan, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to each of the Issuer’s 2021 Equity Incentive Plan (the “Option Plan”), and the Issuer’s non-employee director compensation policy (the “Compensation Plan”). The terms and provisions of the Option Plan and the Compensation Plan are described in the Registration Statement and the full text of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated August 20, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Second Amended and Restated Investors’ Rights Agreement, dated April 16, 2021, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on July 16, 2021 (SEC File No. 333-257975) and incorporated herein by reference).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on August 2, 2021 (SEC File No. 333-257975) and incorporated herein by reference).

Exhibit 4:	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on August 2, 2021 (SEC File No. 333-257975) and incorporated herein by reference).

Exhibit 5:	2021 Equity Incentive Plan (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on August 2, 2021 (SEC File No. 333-257975) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2021

MITHRIL II LP

By:	Mithril II GP LP
Its:	General Partner
By: Its:	Mithril II UGP LLC General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II GP LP

By: Mithril II UGP LLC Its: General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II UGP LLC

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

/s/ Ajay Royan
Ajay Royan

/s/ Peter Thiel
Peter Thiel